UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

February 10, 2014

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Appoints Raanan Cohen to its Board of Directors”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2014	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5833 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or David Fore Tel: +206-395-2711 E-mail: dave@haydenir.com

Nova Appoints Raanan Cohen to its Board of Directors

Leading Industry Executive Joins to Support Growth Trajectory

REHOVOT, Israel, February 10, 2014 - Nova Measuring Instruments Ltd. (NASDAQ: NVMI), provider of leading edge stand-alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, announced today that Mr. Raanan Cohen has been appointed to its Board of Directors, effective immediately.

Mr. Cohen is a recognized leader in the optical process control industry, and he has over 20 years of senior executive experience at leading global technology companies. He has been President and Chief Executive Officer of Orbotech Ltd. (NASDAQ: ORBK), a leading provider of yield-enhancing and production solutions, primarily for manufacturers of printed circuit boards, flat panel displays and other electronic components. Under his tenure, Orbotech grew to be a global leader in advanced micro manufacturing solutions for electronics and adjacent markets with revenues in access of $500 million USD. Mr. Cohen also led the company’s strategic acquisitions and new markets penetrations. Mr. Cohen has served in a range of executive positions at Orbotech including Co-President for Business and Strategy, EVP and President of the Printed Circuit Board (PCB) Division, and Vice President for the PCB-AOI product line. Prior to its merger with Orbotech in 1991, Cohen held various positions at Orbot, another manufacturer of AOI systems. Prior to joining Orbot in 1984, he worked at Telrad Networks Ltd. Mr. Cohen holds a Bachelor of Computer Science from the Hebrew University.

“We are very excited to have Rani join the Nova Board of Directors,” stated Dr. Micha Brunstein, Chairman of the Board. “Rani’s experience and industry knowledge in optical process control aligns perfectly with Nova’s growth and strategic plans in the metrology market as the semiconductor industry enters a high growth phase of capital investments.”

“We are looking forward to Rani’s contribution to the Board of directors, and to leveraging his experience in managing a large public company, as well as his track record in leading strategic initiatives and acquisitions,” commented Eitan Oppenhaim, President and CEO of Nova. “Following substantial investments in R&D in recent years, Nova is well positioned to continue growing and to leverage its accumulated capital for improved market position. Rani is the best person to assist us in this path.”

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is: www.novameasuring.com

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to:  our dependency on two product lines; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEM; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on a single manufacturing facility; risks related to the extremely competitive market we are operation in; our dependency on a small number of large customers and small number of suppliers; risks related to changes in our order backlog; risks related to the financial, political and environmental instabilities in Asia; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the Securities and Exchange Commission on March 11, 2013. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.